UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of January 2015

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated October 16, 2014, announcing that its Board of Directors has authorized a new share repurchase program under which the Company may repurchase up to $20 million of the Company's outstanding common stock over the next two years.

Attached as Exhibit 99.2 is a copy of the press release of the Company, dated December 9, 2014, announcing that it has agreed to acquire 28,567 metric tons of marine fuel and assume a storage contract with Vopak Terminal Los Angeles for a total purchase price of approximately $11 million at an auction of OW Bunker's assets.

Attached as Exhibit 99.3 is a copy of the press release of the Company, dated December 22, 2014, announcing that it will commence immediate marine fuel supply operations in the Gulf of Mexico, has assumed the contracts for two ocean-going bunkering tankers previously under charter to OW Bunker and expects to purchase the fuel on-board both vessels.

Attached as Exhibit 99.4 is a copy of the press release of the Company, dated January 8, 2015, announcing it will launch physical supply and marketing operations in Germany during January 2015, has assumed the contracts for two bunkering barges previously under charter to OW Bunker and approximately 20,000 cubic meters of on-shore storage capacity and has established a marketing and business development office in Hamburg, Germany.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)
Dated: January 9, 2015	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 99.1

Aegean Announces New $20 Million Share Repurchase Program
PIRAEUS, Greece, Oct. 16, 2014 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced that its Board of Directors has authorized a new share repurchase program under which the Company may repurchase up to $20 million of Aegean's outstanding common stock over the next two years. The authorization is effective immediately.
"The authorization of this stock repurchase program underscores the confidence our Board and management team have in our strategy and our ability to continue to drive long-term profitability while returning significant capital to stockholders," said E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network.
Aegean intends to repurchase shares from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws.  The timing and the amount of any repurchases will be determined by the Company's management based on its evaluation market conditions, capital allocation alternatives, and other factors.  The new share repurchase program does not require the Company to acquire any specific number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice.  Aegean will execute purchases only during periods where the executive team and the Board of Directors are not aware of material inside information that would likely affect a seller's decision to sell.
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 27 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, US East Coast and Algeciras. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.
Cautionary Statement Regarding Forward-Looking Statements
 Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission on Form 20-F, Form 6-K and otherwise for a more complete discussion of these and other risks and uncertainties.
SOURCE Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc., (212) 430-1098

Exhibit 99.2

Aegean Marine Petroleum Expects to Commence U.S. West Coast Operations in the
Port of Los Angeles in the first quarter of 2015

Agrees to Acquire Approximately $11 Million in Fuel Inventory and Storage Contracts at the Vopak Los Angeles Terminal

Access to Busiest U.S. Container Port Significantly Enhances Aegean's Global Marine Fuel Capabilities
PIRAEUS, Greece, Dec. 9, 2014 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) today announced that it has agreed to acquire 28,567 metric tons of marine fuel and assume a storage contract with Vopak Terminal Los Angeles for a total purchase price of approximately $11 million at an auction of OW Bunker's assets.
The ports of Los Angeles and Long Beach combined form the largest container port in the United States with annual volumes of 14.6 million TEU's in 2013 and serve as the key trade hubs between North America and Asia.
E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network, commented, "This transaction is aligned with Aegean's strategy to opportunistically enter new markets to service unmet and increasing demand, while enhancing shareholder value.  We have focused on building a strong and flexible financial position over the years and as a result were able to act quickly on this unique opportunity to further strengthen and diversify our operating footprint.  Having a presence at the Vopak Terminal in Los Angeles will substantially broaden Aegean's access to the marine fuel markets of the U.S. west coast, and in so doing round out Aegean's profile as a global marine fuel provider.  Heading into 2015, which we believe will be a landmark year for Aegean, we intend to continue executing our risk-averse strategy; strengthening our brand, widening our customer base and increasing the scale and efficiency of our logistics network."
The Company expects to integrate much of the former OW Bunker operating infrastructure in Los Angeles into the Aegean organization and begin operations at the Vopak Terminal in the first quarter of 2015.
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 27 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, US East Coast and Algeciras. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.
 The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
SOURCE Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc., 212-430-1098, investor@ampni.com

Exhibit 99.3

Aegean Marine Petroleum to Commence Offshore Operations in the Gulf of Mexico

Assumes Charter Agreements for Two Vessels
PIRAEUS, Greece, Dec. 22, 2014 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) (the "Company") today announced that it will commence immediate marine fuel supply operations in the Gulf of Mexico.  In support of its operations the Company has also assumed the contracts for two ocean-going bunkering tankers previously under charter to OW Bunker and expects to purchase the fuel on-board.
E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network, commented, "We are capitalizing on another opportunity to grow our global footprint, diversify our operations into a new and attractive market and expand our ability to service our customers on a worldwide basis.   With these specialized tankers and their highly trained personnel in place we can immediately begin servicing the specific needs of vessels transiting the Gulf of Mexico, leveraging our capabilities and driving profitable revenue growth. We believe that we are well-positioned in this market and are excited to provide customers in the region with a full range of marine fuel products.  As we continue to advance our leadership in the marine fuel industry, we remain committed to a risk-averse growth strategy that has, and we believe will continue to, deliver value to our shareholders."
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 28 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, the U.S. East Coast, Los Angeles, Long Beach and Algeciras. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.
The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to successfully consummate and integrate business acquisition, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
SOURCE Aegean Marine Petroleum Network Inc.
Investor Relations, 212-430-1098

Exhibit 99.4

Aegean Marine Petroleum To Launch Physical Supply and Marketing Operations in Germany

Assumes Charter Agreement for Two Vessels and Approximately 20,000 Cubic Meters of On-Shore Storage Capacity
PIRAEUS, Greece, Jan. 8, 2015 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. ("Aegean" or "the Company") (NYSE: ANW) today announced that it will launch physical supply and marketing operations in Germany during January 2015.  Operations will include the physical supply of marine fuels and lubricants to all German ports and will be based out of Hamburg, the second largest container terminal in Europe. To support its local German operations, Aegean has assumed the contracts for two modern, double-hull bunkering barges previously under charter to OW Bunker and approximately 20,000 cubic meters of on-shore storage capacity.
The Company has also established a marketing and business development office in Hamburg for the sale and marketing of marine petroleum products throughout the Aegean network and to customers on a worldwide basis.
E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network, commented, "We continue to execute on our strategy to opportunistically enter new markets, strengthen and diversify our operating reach, all while enhancing our ability to service our customers on a worldwide basis.  As we embark on a new year we remain confident that we are well positioned to capitalize on several risk-averse opportunities that will allow Aegean to increase the scale and efficiency of its global marine fuel logistics network, grow our customer base and enhance shareholder value."
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 29 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, the U.S. East Coast, Los Angeles, Long Beach, Algeciras and the Gulf of Mexico. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.
 The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
SOURCE Aegean Marine Petroleum Network Inc.
Investor Relations, 212-430-1098